Exhibit 99.2

AC Immune SA

VOTE

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

AC Immune SA - THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Reymond & Associés as independent proxy, and hereby authorizes it to represent and to vote, as directed below, all the Common shares of AC Immune SA that the undersigned is entitled to vote at the Annual General Meeting to be held at 2:30 P.M. Central European Time on June 23, 2023 at EPFL Innovation Park, Building F, Ground Floor, Rooms Luna/Jupiter, 1015 Lausanne, Switzerland. This proxy, when properly executed, will be voted as the undersigned directs herein. **If no specific instructions are given herein, the undersigned hereby instructs the independent proxy to vote "FOR" Agenda Items 1-6. If a new agenda item or a new proposal for an existing agenda item is put before the Annual General Meeting and no specific instructions are given herein, the undersigned hereby instructs the independent proxy to vote in accordance with the position of the Board of Directors. In order to assure that your votes are tabulated in time to be voted at the Annual General Meeting, you must submit your proxy card so that it is received by 10 A.M., Central European Time on June 23, 2023.**

A Proposals - The Board of Directors of the Company recommends that you vote your shares "FOR" Agenda Items 1-6.

1. Approval of 2022 Financial Statements and Compensation Report

	For	Against	Abstain
1.1 Approval of 2022 IFRS Consolidated Financial Statements and 2022 Statutory Financial Statements	☐	☐	☐
1.2. Advisory vote on the 2022 Compensation Report	☐	☐	☐
2. Appropriation of Loss	☐	☐	☐
3. Discharge of the Board of Directors and of the Executive Committee	☐	☐	☐

4. Compensation for the Members of the Board of Directors and the Executive Committee

	For	Against	Abstain
4.1 Binding vote on Maximum Aggregate Compensation for Members of the Board of Directors from 1 July 2023 to 30 June 2024	☐	☐	☐
4.2. Binding vote on Maximum Aggregate Compensation for Members of the Executive Committee for the Calendar Year 2024	☐	☐	☐

5. Elections and Re-Elections

5.1. Re-elections to the Board of Directors

	For	Against	Abstain		For	Against	Abstain
5.1.a Douglas Williams as Member and Chair	☐	☐	☐	5.1.b Monika Bütler	☐	☐	☐
5.1.c Carl June	☐	☐	☐	5.1.d Werner Lanthaler	☐	☐	☐
5.1.e Andrea Pfeifer	☐	☐	☐	5.1.f Monica Shaw	☐	☐	☐
5.1.g Roy Twyman	☐	☐	☐				

5.2. Election and Re-elections of Members of the Compensation, Nomination & Corporate Governance Committee

	For	Against	Abstain
5.2.a Election of Monika Bütler	☐	☐	☐

Re-elections

	For	Against	Abstain		For	Against	Abstain
5.2.b Roy Twyman	☐	☐	☐	5.2.c Douglas Williams	☐	☐	☐

***Please see reverse side for additional proposals and required signature.**

1 U P X 5 7 9 7 5 2

03TUFD

2023 Annual General Meeting of AC Immune SA

Dear Shareholders of AC Immune SA,

We would like to invite you to the Annual General Meeting ("AGM") of the shareholders of AC Immune SA ("Company") to be held at EPFL Innovation Park, Building F, Ground Floor, Conference rooms Luna/Jupiter, 1015 Lausanne, Switzerland, on 23 June 2023 at 2:30 pm Central European Time. Various items are being proposed by the Board of Directors for approval by the shareholders at the AGM.

Shareholders registered in the Shareholders Register on 16 May 2023 at 4PM US Eastern Time are eligible to vote at the AGM.

The agenda and related information are included in the Invitation of the Annual General Meeting 2023 ("Invitation"), which is sent to the shareholders registered on 16 May 2023 and is also available for downloading on the Company's website at: https://ir.acimmune.com/events/agm.

In person attendance:

If you choose to attend the AGM in person, please mark the appropriate box on the Proxy Card at the bottom right, but without marking the voting items, and email it to agm@acimmune.com not later than 22 June 2023 at 8:00 am Central European Time. You will also be required to present additional documents mentioned in the Organizational Notes contained in the Invitation.

Representation by the Independent Proxy:

If you do not wish to instruct the Independent Proxy electronically (see the front page of the proxy card), alternatively, this document may also serve as your individualized Proxy Card to issue instructions to AC Immune SA's independent proxy, Reymond & Associés, represented by any of its attorneys, Avenue de la Gare 1, case postale 7255, 1002 Lausanne, Switzerland or by email at: cherpillod@jmrlegal.ch.

Other representation:

A shareholder may also be represented by its legal representative or by another shareholder at the AGM. For such instances, please review the Organizational Notes contained in the Invitation.

Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via Internet or by making your choices on this proxy card and then signing, dating and mailing it, in all cases following the instructions in the Invitation (see section "Organizational notes").

Sincerely,

AC Immune SA

▼ IF VOTING BY MAIL, OR ATTENDING IN PERSON, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy Card - AC Immune SA

	For	Against	Abstain
5.3. Re-election of PricewaterhouseCoopers SA (Pully) as statutory auditors	☐	☐	☐
5.4. Re-election of Reymond & Associés (Lausanne) as independent proxy	☐	☐	☐
6. Changes in the Articles of Association			
Conditional Capital for financing and other purposes	☐	☐	☐

If a **new agenda item** or a **new proposal for an existing agenda item** is put before the meeting, **I/we hereby** authorize and **instruct the independent proxy** to vote as follows:

In accordance with the position of the Board of Directors ☐ Against new items and proposals ☐ Abstain ☐

B Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

Meeting Attendance Mark box to the right if you plan to attend the Annual Meeting to vote in person. ☐

C Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership or limited liability company, please sign in partnership or limited liability company name by authorized person.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.